October 27, 2014

Jay Ingram

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Enviva Partners, LP
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted January 27, 2014
File No. 377-00391

Ladies and Gentlemen:

Set forth below are the responses of Enviva Partners, LP (the “Registrant”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 10, 2014, with respect to the above-captioned Amendment No. 1 to the Draft Registration Statement on Form S-1, File No. 377-00391, originally submitted to the Commission on December 6, 2013 (the “Registration Statement”).

Concurrently with the submission of this letter, the Registrant is filing through EDGAR its Registration Statement on Form S-1 (the “Initial Public Filing”), which further revises the Registration Statement. The Registrant is also concurrently providing certain information responsive to comment 7 in a separate letter to the Staff.

Each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Initial Public Filing unless otherwise specified. Information provided in this letter on behalf of the Registrant has been provided to us by the Registrant.

Summary, page 1

Enviva Partners, LP, page 1

Overview, page 1

1.	We note your response to comment 12 of our letter dated December 30, 2013. You now state that you are the world’s largest supplier by volume of utility-grade wood pellets to major power generators. Please clarify whether this is capacity volume, actual production volume, or volume of sales. In this regard, we note you support this statement by referring to the chart on page 109, which you state in your

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response depicts current global utility-grade wood pellet production by major producers. However, the chart on page 109 appears to depict wood pellet production capacity of major producers rather than actual wood pellet production. Please advise, or revise your disclosures as appropriate.

RESPONSE: The Registrant has revised the Registration Statement to clarify that it is the largest supplier of utility grade wood pellets by production capacity. Please see pages 1, 3, 8, 84, 122, 130, and 140.

Formation Transactions and Partnership Structure, page 9

2.	We note your response to comment 14 of our letter dated December 30, 2013. As applicable, please clarify in the first bullet point of this section whether you mean your sponsor will contribute its general partner interest in Enviva, LP to you, rather than its general partner. In this regard, we note Enviva Partners GP LLC is defined as the general partner on page 1 and appears to be a wholly owned subsidiary of Enviva Holdings, LP, which is defined as the sponsor on page 1.

RESPONSE: The Registrant has revised the first bullet point to state that Enviva Holdings, LP “will contribute its interests in each of Enviva, LP and Enviva GP, LLC, the general partner of Enviva, LP,” to the Registrant. Please see page 10.

Use of Proceeds, page 47

3.	We note your response to comment 17 of our letter dated December 30, 2013. Please provide a reasonably estimable range, either in dollars or percentages, of the amount of proceeds that may be used to reimburse capital expenditures and the amount of proceeds that may constitute the distribution to your sponsor. In addition, please disclose the reason this amount cannot be known at the time of the offering.

RESPONSE: The Registrant has revised the Registration Statement to clarify that the entirety of the proceeds of the offering, after deducting the estimated underwriting discount and offering expenses, will be used to pay a distribution to Enviva Holdings, LP. Please see pages 10, 13, and 51. The Registrant respectfully advises the Staff that, while a portion of the distribution (which will be determined by the amount of capital expenditures made by the sponsor in the two year period prior to the date of the offering) will be characterized as a reimbursement of capital expenditures of the sponsor, that fact would provide no meaningful information to prospective investors.

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Cash Distribution Policy and Restrictions on Distributions, page 51

Unaudited Pro Forma Cash Available for Distribution . . . , page 54

4.	We note the revisions you made in response to comment 19 of our letter dated December 30, 2013. Given that it appears you would have had a pro forma cash surplus for the quarters ended March 31, 2012, December 31, 2012, and March 31, 2013, please provide further explanation as to why you would have been unable to pay any distributions on your common and subordinated units for the year ended December 31, 2012 and the twelve months ended September 30, 2013.

RESPONSE: The Registrant has revised the Registration Statement to present its pro forma cash available for distribution for the year ended December 31, 2013 and the twelve months ended June 30, 2014. Further to the Staff’s comment, the Registrant has also revised the Registration Statement to clarify that the pro forma cash available for distribution would have been insufficient to pay the minimum quarterly distribution on the subordinated units for the quarters ended March 31, 2013 and June 30, 2014 and on the common and subordinated units for the quarters ended June 30, 2013, September 30, 2013, December 31, 2013 and March 31, 2014. Additionally, for each quarter within such period for which the Registrant generated a positive amount of pro forma cash available for distribution, the Registrant has revised the Registration Statement to include the proportions of the minimum quarterly distribution for which such pro forma cash available for distribution would have been sufficient to pay on its common and subordinated units. The Registrant is currently re-calculating the pro forma cash available for distribution surpluses and deficits on a quarterly basis, and will include such amounts in the next amendment to the Initial Public Filing. The Registrant respectfully notes that because the minimum quarterly distribution will be derived from the price range to be included in a subsequent amendment, the proportions referred to above remain blank in the Initial Public Filing. Please see pages 24 and 58-61.

5.	We note your response to comment 20 of our letter dated January 27, 2014. Please note that to the extent a quarterly period has passed prior to effectiveness and your financial information is available but not yet required to be included in your document, we would expect you to disclose whether or not you believe you would have achieved your targets for distributable cash for any such quarter preceding the start of your forecast period.

RESPONSE: The Registrant acknowledges the Staff’s comment. In the event that a quarterly period passes prior to effectiveness of the Registration Statement and financial information with respect to such quarter is available, but not yet required to be included in the Registration Statement, the Registrant undertakes to include a statement of its belief regarding its ability to generate sufficient cash available for distribution to pay the minimum quarterly distribution on its common and subordinated units for such quarter.

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Estimated Cash Available for Distribution for the Twelve Months . . . , page 57

6.	We note your response to comment 21 of our letter dated December 30, 2013. Please tell us how your consideration of the nature of your operations, including the pricing provisions of your long-term agreements, and the variables likely to affect your business led to the determination not to disclose a range of projections for sales and other revenue, net income, and estimated cash available for distribution based on varying reasonable assumptions.

RESPONSE: The Registrant generated the prospective financial information contained in the Registration Statement with respect to the twelve months ending December 31, 2015 (the “Forecast Period”) utilizing the same methodology that the Registrant’s management uses for strategic planning purposes, in an attempt to provide investors with the same type of information used by management in its decision making. The Registrant’s management considered the long-term, take-or-pay nature of its commercial contracts and their associated contract volumes and pricing mechanisms in determining what it believed to be the most probable specific amount for sales and other revenue. Similarly, cost of goods sold, which is the primary cost component used to estimate net income, is projected to increase based on the increased contract volumes driving the Registrant’s estimated revenue. Additionally, the Registrant’s projections regarding capital structure and associated costs are based upon the specific conditions the Registrant expects to exist and the course of action the Registrant would expect to take during the Forecast Period, not a range of potential outcomes and possible responses. Because management of the Registrant uses a financial model based on such assumptions that yields discrete projections for key financial metrics, the Registrant respectfully submits that any ranges that could be developed for the Forecast Period utilizing this methodology would be essentially arbitrary and potentially misleading, as they would deviate from what management believes to be the most probable specific amounts for sales revenue, net income and cash available for distribution.

Business, page 112

Competitive Strengths, page 113

7.	We note your revised statement in the second bullet point on page 114 that as of 2007, more than 60% of Southern U.S. timber resources were owned by individuals and small companies. If available, please provide a more current estimate of the amount of Southern U.S. timber resources owned by individuals and small companies. In this regard, we note this data is approximately seven years old.

RESPONSE: The Registrant acknowledges the Staff’s comment and respectfully submits that it is not aware of a more current official estimate of the amount of Southern U.S. timber resources. The statistic referenced in the Staff’s comment was collected by the U.S. Forest Service as part of its 2010 Resources Planning Act (RPA)

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Assessment. As stated on its website (http://www.fs.fed.us/research/rpa/about.php), the RPA legislation requires the Secretary of Agriculture to conduct such assessment every ten years. Based upon more recent unofficial, non-public data relating to Southern U.S. timber resource ownership, the Registrant believes that the statistics referenced in the RPA Assessment remain substantively accurate. The Registrant will supplementally provide the more recent data in a separate letter to the Staff.

Management, page 132

Director Independence, page 136

8.	We note your revised disclosure in this section. Please state whether any of the directors or director nominees is independent. Refer to Item 407(a) of Regulation S-K.

RESPONSE: The board of directors of the Registrant’s general partner (the “Board”) has not yet made the affirmative determination that any of the directors are “independent” under the independence standards of the New York Stock Exchange, as required by Item 407(a) of Regulation S-K. However, the Registrant believes that each of John C. Bumgarner, Jr., William K. Reilly and Janet S. Wong will meet the standards of independence and will be affirmatively determined to be independent when the Board makes its determination.

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Please direct any questions you have with respect to the foregoing responses or the Initial Public Filing to me at (713) 758-4629 or to Chris Mathiesen at (713) 758-2173.

Very truly yours,

/s/ E. Ramey Layne
E. Ramey Layne
Vinson & Elkins L.L.P.

Enclosures

cc:	William H. Schmidt, Jr. – Enviva Partners, LP

Sean Wheeler – Latham & Watkins LLP